News Release



Sun Life Financial Reports Second Quarter 2012 Results

The information contained in this document concerning the second quarter of 2012 is based on our unaudited interim financial results for the period ended June 30, 2012. All amounts are in Canadian dollars unless otherwise noted.

Second Quarter 2012 Financial Highlights

- Operating net income[1] of $59 million, compared to $425 million in the second quarter of 2011. Reported net income of $51 million, compared to $408 million in the same period last year. Results primarily reflect the impact of lower interest rates and weak equity markets
- Operating earnings per share[1] ("EPS") of $0.10, compared to $0.73 in the second quarter of 2011. Reported EPS of $0.09, compared to $0.68 in the same period last year
- Operating return on equity[1] ("ROE") of 1.7%, compared to 12.0% in the same period last year. Reported ROE of 1.5%, compared to 11.5% in the second quarter of 2011
- Quarterly dividend of $0.36 per share
- MCCSR ratio for Sun Life Assurance[2] of 210%

TORONTO (August 8, 2012) – Sun Life Financial Inc.[3] (TSX: SLF) (NYSE: SLF) had operating net income of $59 million in the second quarter of 2012, compared to $425 million in the second quarter of 2011. Our operating EPS was $0.10 in the second quarter of 2012, compared to $0.73 in the second quarter of 2011. Reported net income was $51 million or $0.09 per share in the second quarter of 2012, compared to $408 million or $0.68 per share in the same period last year.

Our financial results this quarter were unfavourably impacted by declining interest rates and weak equity markets. Operating net income excluding the net impact of market factors[1] was $379 million. The following table sets out our operating net income measures for the second quarter of 2012.

($ millions, after-tax)	Q2'12
Operating net income (loss)	**59**
Net equity market impact	(131)
Net interest rate impact	(196)
Net gains from increases in the fair value of real estate	7
Operating net income (loss) excluding the net impact of market factors	**379**

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

"Although declining interest rates and weak equity markets in the second quarter adversely impacted our financial results, we continued to make progress in executing on the four pillars of our growth strategy," said Dean Connor, President and CEO. "During the second quarter, we reported strong sales growth in our asset management businesses in both the U.S. and Canada. MFS Investment Management had an outstanding quarter, with record gross sales and continued strong performance as measured by Lipper."

"Sun Life Global Investments reported very strong year-over-year sales growth and continues to earn an increasing share of mutual funds sold by our Career Sales Force in Canada," Connor said. "SLF Canada also saw solid growth in sales of life and health insurance products and in individual wealth compared to the same period last year."

[1] Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share and operating ROE and operating net income (loss) excluding the net impact of market factors are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. All EPS measures refer to fully diluted EPS, unless otherwise stated.

[2] MCCSR represents the Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").

[3] Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us".

"In a challenging U.S. market for employee benefits, we recorded another quarter of Employee Benefits Group and Voluntary Benefits sales growth, and are continuing to drive expansion of our Voluntary Benefits business. In particular, we expanded distribution and launched new voluntary benefits products."

"We increased our footprint in Asia with the announcement of a joint venture in Vietnam. Initiatives to expand distribution in Asia contributed to strong increases in the sale of individual life insurance in the Philippines and China compared to the same period last year."

Operational Highlights

Our strategy, as announced during the fourth quarter of 2011, is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Building on our leadership position in Canada in insurance, wealth management and employee benefits
SLF Canada's Group Benefits was ranked first in market share by revenue in the 2011 Fraser Group Universe Report, released in the second quarter. The report also noted that Sun Life led the industry in absolute revenue growth in 2011.

Sun Life Global Investments ("SLGI") continues to expand rapidly. Retail sales grew by more than five times compared to the same period last year, and SLGI achieved a 14% penetration rate of total SLF Canada Career Sales Force mutual fund sales, up from 3% in the second quarter of 2011. SLGI also became the manager and trustee of the mutual funds previously managed by McLean Budden Limited, increasing its funds available to retail investors to 32 since launching the business less than two years ago. MFS McLean Budden, which was established through the reorganization of McLean Budden Limited as a subsidiary of MFS Investment Management ("MFS") in 2011, continues to provide portfolio management services as a sub-advisor.

Becoming a leader in group insurance and voluntary benefits in the United States
SLF U.S. continues to advance its voluntary benefits platform through recruiting, back office improvements and the introduction of new voluntary products.

The business significantly expanded its Voluntary Benefits sales team with the appointment of 17 dedicated Voluntary Benefits Practice Leaders ("VPLs") affiliated with 34 key employee benefits group offices throughout the U.S. These VPLs are responsible for selling voluntary benefits and for supporting the Company's employee benefits representatives, under the direction of a newly hired National Sales Manager with many years of experience in the voluntary benefits business.

SLF U.S. launched the first of several new voluntary benefits products designed to meet the diverse needs of U.S. workers, including new short-term and long-term disability products. A more extensive suite of voluntary benefits products is scheduled for launch in the fall of 2012.

Supporting continued growth in MFS Investment Management, and broadening our other asset management businesses around the world
MFS continues to grow its business, capitalizing on its strong performance track record. Gross sales of US$19.7 billion during the second quarter represented the firm's best quarter ever. Retail fund performance remained strong with 88% and 87% of fund assets ranked in the top half of their respective Lipper categories based on 5-year and 10-year performance, respectively, and drove record setting retail net inflows of US$5.6 billion.

MFS also announced the opening of its eighth and ninth investment research offices in Hong Kong and São Paulo, respectively, to further broaden its investment capabilities. These locations are in addition to MFS's existing footprint in Boston, London, Mexico City, Singapore, Sydney, Tokyo and Toronto.

Strengthening our competitive position in Asia
Sun Life Assurance entered into an agreement with PVI Holdings to form PVI Sun Life Insurance Company Limited ("PVI Sun Life") in Vietnam, a joint venture life insurance company. PVI Holdings brings to the partnership a strong reputation and brand in the country, and an extensive customer base. The Vietnam life insurance market is poised for strong growth, with only 5% life insurance penetration in one of the fastest growing economies in Asia. PVI Sun Life is scheduled to begin operations in the second half of 2012.

Our subsidiary in the Philippines has become the number one life insurer in the country. According to figures released by the local regulator, the company was the top-ranked life insurer in 2011 as measured by total premium income.

In China, Sun Life Everbright Insurance Company marked its 10th anniversary during the quarter with continued strong growth in sales and distribution that serves more than 8.5 million customers in approximately 100 locations. Reported sales for individual insurance products grew more than 80% during the first half of 2012 compared to the previous year.

Sun Life Hong Kong's Mandatory Provident Fund ("MPF") scheme continues to innovate and to be recognized for its strong performance. Two new products were introduced during the second quarter to serve the growing China-related market segments in Hong Kong: the industry's first Renminbi-denominated product under the MPF scheme and a new product for immigrants qualifying under Hong Kong's Capital Investment Entrant Scheme. Our MPF scheme continued its outstanding performance, winning seven Lipper Fund Awards during the second quarter.

Other notable achievements
For the seventh time in 11 years, Sun Life Financial has been named to the 2012 Best 50 Corporate Citizens in Canada list by Corporate Knights. We were the only publicly traded insurance company and one of only two life insurers on the Corporate Knights Best 50 this year. Several factors contributed to our recognition as a top corporate citizen, including reduction in our total greenhouse gas footprint, strong health and safety performance and year-over-year reductions in waste produced.

How We Report Our Results

We manage our operations and report our results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial U.S. ("SLF U.S."), MFS, Sun Life Financial Asia ("SLF Asia") and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Consolidated Financial Statements"). In the fourth quarter of 2011, Sun Life Financial acquired the minority shares of McLean Budden Limited ("McLean Budden"), our Canadian investment management subsidiary, and transferred all of the shares of McLean Budden to MFS. Prior to the fourth quarter of 2011, the operations of McLean Budden were included in SLF Canada. Prior period results have been restated to reflect the results of McLean Budden within MFS. Financial information concerning SLF U.S. and MFS is presented in Canadian and U.S. dollars to facilitate the analysis of underlying business trends. We prepare our unaudited interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), and in accordance with International Accounting Standard ("IAS") 34, *Interim Financial Reporting*.

We use certain non-IFRS financial measures, including operating net income (loss) as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial information based on operating net income (loss), such as operating EPS and operating ROE, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income (loss) excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

Operating net income excluding the net impact of market factors is a non-IFRS financial measure that removes certain market-related factors that create volatility in our results under IFRS in order to assist shareholders in better understanding our underlying net income. Operating net income excluding the net impact of market factors adjusts operating net income (loss) for: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the impact of changes in actuarial assumptions driven by capital market movements.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, assets under management ("AUM") and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document and in our annual and interim management's discussion and analysis ("MD&A") under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited consolidated financial statements for the period ended June 30, 2012. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional information about Sun Life Financial Inc. can be found in its annual and interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

	Quarterly results					Year to date	
($ millions, unless otherwise noted)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11	**2012**	2011
Net income (loss)							
Operating net income (loss)	**59**	727	(221)	(572)	425	**786**	897
Reported net income (loss)	**51**	686	(525)	(621)	408	**737**	846
Operating net income (loss) excluding the net impact of market factors	**379**	357	n/a	n/a	n/a	**746**	n/a
Diluted EPS ($)							
Operating	**0.10**	1.24	(0.38)	(0.99)	0.73	**1.33**	1.55
Reported	**0.09**	1.15	(0.90)	(1.07)	0.68	**1.24**	1.41
Basic EPS ($)							
Operating	**0.10**	1.24	(0.38)	(0.99)	0.74	**1.33**	1.56
Reported	**0.09**	1.17	(0.90)	(1.07)	0.71	**1.25**	1.47
Return on equity (%)							
Operating	**1.7%**	21.6%	(6.5)%	(16.0)%	12.0%	**11.7%**	12.7%
Reported	**1.5%**	20.4%	(15.3)%	(17.4)%	11.5%	**11.0%**	12.0%
Avg. common shares outstanding (millions)	**591.0**	587.9	583.8	580.5	578.2	**589.4**	576.5
Closing common shares outstanding (millions)	**594.0**	590.9	587.8	582.8	580.4	**594.0**	580.4
Dividends per common share ($)	**0.36**	0.36	0.36	0.36	0.36	**0.72**	0.72
MCCSR ratio for Sun Life Assurance	**210%**	213%	211%	210%	231%	**210%**	231%
Premiums & deposits[(1)]							
Net premium revenue	**1,930**	2,074	2,305	2,335	2,240	**4,004**	4,674
Segregated fund deposits	**1,819**	2,113	2,912	2,298	2,406	**3,932**	4,972
Mutual fund sales	**12,060**	9,820	7,334	7,120	6,570	**21,880**	14,487
Managed fund sales	**7,999**	9,849	8,414	5,446	8,188	**17,848**	13,891
ASO premium and deposit equivalents	**1,380**	1,440	1,391	1,362	1,450	**2,820**	2,908
Total premiums & deposits	**25,188**	25,296	22,356	18,561	20,854	**50,484**	40,932
Assets under management[(2)]							
General fund assets	**132,175**	128,959	129,844	130,413	121,618	**132,175**	121,618
Segregated funds	**90,160**	91,934	88,183	85,281	89,116	**90,160**	89,116
Mutual funds, managed funds and other AUM	**273,944**	273,295	247,503	243,132	262,902	**273,944**	262,902
Total AUM	**496,279**	494,188	465,530	458,826	473,636	**496,279**	473,636
Capital							
Subordinated debt and other capital[(3)]	**3,438**	4,235	3,441	4,396	4,382	**3,438**	4,382
Participating policyholders' equity	**124**	124	123	123	120	**124**	120
Total shareholders' equity[(4)]	**16,159**	16,151	15,607	16,368	16,248	**16,159**	16,248
Total capital	**19,721**	20,510	19,171	20,887	20,750	**19,721**	20,750

(1) Mutual fund sales, managed fund sales, ASO premium and deposit equivalents and total premiums and deposits are non-IFRS financial measures. ASO premium and deposit equivalents relate to fees received on group contracts where we provide administrative services. See Use of Non-IFRS Financial Measures.

(2) AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS financial measures. See Use of Non-IFRS Financial Measures.

(3) Other capital refers to Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management – Capital in our annual MD&A.

(4) Excludes non-controlling interests.

Q2 2012 vs. Q2 2011
Our reported net income was $51 million in the second quarter of 2012, compared to $408 million in the second quarter of 2011. Reported ROE was 1.5%, compared with 11.5% for the second quarter of 2011.

Operating net income was $59 million for the quarter ended June 30, 2012, compared to $425 million for the same period last year. Operating ROE was 1.7%, compared with 12.0% in the second quarter of 2011.

Operating net income excluding the net impact of market factors was $379 million in the second quarter of 2012.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the second quarter of 2012. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

($ millions, after-tax)	**Q2'12**
Reported net income	**51**
Certain hedges that do not qualify for hedge accounting in SLF Canada	(5)
Fair value adjustments on share-based payment awards at MFS	(1)
Restructuring and other related costs	(2)
Operating net income	**59**
Net equity market impact (including basis risk impact of $(31) million)	(131)
Net interest rate impact (including credit spread impact of $39 million and swap spread impact of $24 million)	(196)
Net gains from increases in the fair value of real estate	7
Operating net income excluding the net impact of market factors	**379**
Impact of other items on our net income:	
Experience related items	
Impact of investing activity on insurance contract liabilities	97
Mortality/morbidity	4
Credit	2
Lapse and other policyholder behaviour	(6)
Expenses	(12)
Model refinements and other experience due to variable annuities	(36)
Other	(7)
Management actions and changes in assumptions	
Revision to insurance contract liabilities related to mortality projections	(45)
Other	1
Other	
Net excess realized gains on available-for-sale ("AFS") assets	40
Excess financing costs	(9)

The net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from our liability best estimate assumption of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program resulting from the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees. Net interest rate impact includes changes in interest rates that impact the investment returns that differ from those assumed, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Experience related items reflects the difference between actual experience during the reporting period and expected results assumed in the determination of our insurance contract liabilities. Management actions and changes in assumptions reflects changes to the underlying assumptions in the valuation of our insurance contract liabilities. Net excess realized gains on AFS assets represents the amount recognized on the sale of AFS securities above what we would consider to be its longer-term sustainable run rate. Excess financing costs represents the cost of carry in the second quarter of 2012 for the $800 million of 6.15% subordinated debentures. SLF Inc. had issued $800 million of 4.38% subordinated debentures on March 2, 2012 prior to Sun Life Assurance's redemption of the 6.15% subordinated debentures on June 30, 2012.

Our reported net income for the second quarter of 2012 included several items that we believe are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS and restructuring and other related costs reduced reported net income by $8 million in the second quarter of 2012, compared to a reduction of $17 million in the second quarter of 2011.

Net income for the quarter ended June 30, 2012 reflected the impact of weak macro economic conditions, in particular declining interest rates and equity markets, and a revision to insurance contract liabilities related to mortality projections. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS assets.

Net income in the second quarter of 2011 reflected growth in our in-force business, the favourable impact of investment activity and capital market experience on insurance contract liabilities and positive credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

Q2 2012 vs. Q2 2011 (year-to-date)
Reported net income for the first six months of 2012 was $737 million, compared to $846 million for the same period last year. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, and restructuring and other related costs reduced reported net income by $49 million in the first six months of 2012, compared to a reduction of $51 million in the first six months of 2011. Reported ROE was 11.0% for the first six months of 2012, compared with 12.0% for the first six months of 2011. Operating net income was $786 million for the first six months of 2012, compared to $897 million for the same period in 2011.

Net income in 2012 was adversely impacted by declining interest rates, a revision to insurance contract liabilities related to mortality projections and unfavourable morbidity experience in our group businesses. These losses were partially offset by the positive impact of equity markets, favourable investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS assets.

Net income for the six months ended June 30, 2011 was favourably impacted by growth in our in-force business, the positive impact of investment activity and capital market experience on insurance contract liabilities and gains from increases in the fair value of real estate classified as investment properties. This was partially offset by higher levels of investment in growth and service initiatives in our businesses, increased losses in the Corporate segment and the strengthening of the Canadian dollar.

Impact of the Low Interest Rate Environment
Sun Life's overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have declined in response to more challenging conditions in the European Union and monetary policy actions in the United States.

If current rates persist, there may be an unfavourable impact on our net income in the second half of 2012 of $50 million in the third quarter and $50 million in the fourth quarter due to declines in fixed income reinvestment rates in our insurance contract liabilities. Furthermore, we would expect our net income for the 2013 to 2015 period to be reduced by approximately $500 million due to declines in fixed income reinvestment rates. This is forward-looking information and assumes the continuation of June 30, 2012 interest rate levels through the end of 2015, as applied to the block of business in force and using other assumptions in effect at June 30, 2012.

In addition to the impact on fixed income reinvestment rates in insurance contract liabilities, a prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i) lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii) shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii) higher equity hedging costs;
(iv) higher new business strain reflecting lower new business profitability;
(v) reduced return on new fixed income asset purchases;
(vi) the impact of changes in actuarial assumptions driven by capital market movements;
(vii) impairment of goodwill; and
(viii) additional valuation allowances against our deferred tax assets.

Impact of Foreign Exchange Rates
We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China, Vietnam and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange rate	Quarterly rates					Year to date	
	Q2'12	Q1'12	Q4'11	Q3'11	Q2'11	**2012**	2011
Average							
U.S. Dollar	**1.010**	1.002	1.023	0.978	0.968	**1.006**	0.977
U.K. Pound	**1.598**	1.574	1.609	1.576	1.578	**1.586**	1.579
Period end							
U.S. Dollar	**1.017**	0.998	1.019	1.050	0.963	**1.017**	0.963
U.K. Pound	**1.596**	1.597	1.583	1.636	1.546	**1.596**	1.546

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the second quarter of 2012, our operating net income decreased by $3 million as a result of movements in currency rates relative to the second quarter of last year. For the six months ended June 30, 2012, our operating net income increased by $13 million as a result of movements in currency rates relative to the first six months of last year.

Performance by Business Group

SLF Canada

	Quarterly results					Year to date	
($ millions)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11	**2012**	2011
Operating net income (loss)[1]							
Individual Insurance & Investments	**59**	154	73	(82)	125	**213**	252
Group Benefits	**94**	44	65	73	64	**138**	130
Group Retirement Services	**33**	41	44	14	29	**74**	81
Total operating net income (loss)	**186**	239	182	5	218	**425**	463
Operating adjustments:							
Hedges that do not qualify for hedge accounting	**(5)**	(12)	50	(53)	9	**(17)**	-
Goodwill and intangible asset impairment charges	**-**	-	(194)	-	-	**-**	-
Common shareholders' net income (loss)	**181**	227	38	(48)	227	**408**	463
Operating ROE (%)	**10.9**	14.4	11.2	0.3	13.4	**12.6**	14.4

[1] Operating net income (loss) and Operating ROE are non-IFRS financial measures that exclude the impact of certain hedges that do not qualify for hedge accounting in SLF Canada and goodwill impairment charges. See Use of Non-IFRS Financial Measures.

Q2 2012 vs. Q2 2011

SLF Canada's reported net income was $181 million in the second quarter of 2012, compared to $227 million in the same period last year. The impact of certain hedges that do not qualify for hedge accounting in SLF Canada reduced reported net income by $5 million, compared to a benefit of $9 million in the second quarter of 2011. Operating net income was $186 million, compared to $218 million in the second quarter of 2011.

Net income in the second quarter of 2012 reflected favourable morbidity experience in Group Benefits, favourable mortality experience in Individual Insurance & Investments, the favourable impact of investment activity on insurance contract liabilities, particularly in Individual Insurance & Investments, the positive impact from credit spread and swap spread movements in Individual Insurance & Investments and net realized gains on the sale of AFS assets. These items were partially offset by the unfavourable impact of declining interest rates and equity markets in Individual Insurance & Investments.

Net income in the second quarter of 2011 reflected the favourable impact of investment activity and capital market experience on insurance contract liabilities and positive credit experience. This was partially offset by higher levels of investment in growth and service initiatives.

In the second quarter of 2012, sales of individual life and health insurance products through the Sun Life Financial Career Sales Force were up 7% over the prior year, due mainly to continued strong demand for permanent life products. Insurance sales through the wholesale channel were 8% higher than the same period last year and reflected an improved product mix. Sales of individual wealth products increased 5% from the second quarter of 2011, primarily due to higher payout annuity sales, and higher segregated fund sales in advance of the suspension of the product in the wholesale channel. Sales of mutual funds were lower through third parties, which was largely offset by a strong increase at Sun Life Global Investments. The Company is making changes in the third quarter of 2012 to further de-risk its Individual Insurance & Investments products, including price increases and guarantee reductions, in response to the low interest rate environment.

Group Benefits sales were down from the second quarter of 2011 by 4%, primarily due to lower activity in the large case market. Group Retirement Services sales declined 51% from the second quarter 2011, driven by lower defined benefit solution sales and reduced activity in the market across all segments. Assets under administration for Group Retirement Services ended the quarter at $51 billion. Pension rollover sales were $262 million, an increase of 3% from the second quarter of 2011.

Q2 2012 vs. Q2 2011 (year-to-date)

Reported net income was $408 million for the first six months of 2012, compared to $463 million for the six months ended June 30, 2011. The impact of certain hedges that do not qualify for hedge accounting was a decrease of $17 million in the first six months of 2012, compared to $nil in the first six months of 2011. Operating net income was $425 million for the first six months of 2012, compared to $463 million for the same period last year.

Net income for the six months ended June 30, 2012 reflected the favourable impact of investment activity on insurance contract liabilities, primarily in Individual Insurance & Investments, the positive impact of equity markets in Individual Insurance & Investments and favourable mortality experience and impact from credit spread and swap spread movements in Individual Insurance & Investments. This was partially offset by the impact of declining interest rates in Individual Insurance & Investments and unfavourable morbidity experience in Group Benefits.

Net income for the six months ended June 30, 2011 reflected gains from increases in the value of real estate properties, the positive impact of investment activity and capital market experience on insurance contract liabilities and favourable mortality and morbidity experience, and was partially offset by higher levels of investment in growth and service initiatives.

SLF U.S.

	Quarterly results					Year to date	
(US$ millions)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11	**2012**	2011
Operating net income (loss)[1]							
Annuities	**(157)**	325	(461)	(272)	62	**168**	140
Individual Insurance	**(19)**	86	(46)	(318)	41	**67**	103
Employee Benefits Group	**(8)**	22	9	22	11	**14**	55
Total operating net income (loss)	**(184)**	433	(498)	(568)	114	**249**	298
Operating adjustments:							
Goodwill and intangible asset impairment charges	**-**	-	(71)	-	-	**-**	-
Restructuring and other related costs	**(1)**	(9)	(32)	-	-	**(10)**	-
Common shareholders' net income (loss)	**(185)**	424	(601)	(568)	114	**239**	298
Operating ROE (%)	**(13.6)**	30.8	(36.3)	(44.5)	8.3	**9.0**	10.9
(C$ millions)							
Operating net income (loss)	**(187)**	434	(511)	(569)	110	**247**	290
Operating adjustments:							
Goodwill and intangible asset impairment charges	**-**	-	(72)	-	-	**-**	-
Restructuring and other related costs	**(2)**	(9)	(32)	-	-	**(11)**	-
Common shareholders' net income (loss)	**(189)**	425	(615)	(569)	110	**236**	290

[1] Operating net income (loss) and Operating ROE are non-IFRS financial measures that exclude the impact of restructuring and other related costs and goodwill impairment charges as a result of our decision to discontinue domestic U.S. variable annuity and individual life products to new sales. See Use of Non-IFRS Financial Measures.

Q2 2012 vs. Q2 2011
SLF U.S. had a reported loss of C$189 million in the second quarter of 2012, compared to reported net income of C$110 million in the second quarter of 2011. SLF U.S. had an operating loss of C$187 million in the second quarter of 2012, compared to operating net income of C$110 million in the same period last year. The weakening of the Canadian dollar relative to average exchange rates in the second quarter of 2012 increased the operating loss by C$8 million.

In U.S. dollars, SLF U.S. had a reported loss of US$185 million in the second quarter of 2012, compared to reported net income of US$114 million in the same period last year. The operating loss was US$184 million in the second quarter of 2012, compared to operating net income of US$114 million in the second quarter of 2011. The loss reflected the adverse impact of declining interest rates and equity markets in Annuities and Individual Insurance, a revision to insurance contract liabilities related to Individual Insurance mortality projections and unfavourable morbidity experience in the Employee Benefits Group. These items were partially offset by the favourable impact of investment activity on insurance contract liabilities in Individual Insurance, the positive impact from credit spread and swap spread movements in Annuities and Individual Insurance and net realized gains on the sale of AFS assets.

Net income in the second quarter of 2011 reflected the favourable impact of investment activity on insurance contract liabilities. This impact was partially offset by unfavourable policyholder experience, primarily mortality and morbidity experience in the Employee Benefits Group.

Employee Benefits Group sales in the second quarter of 2012 increased 14% compared to the same period last year. Within the Employee Benefits Group, Voluntary Benefits sales were more than 50% higher than the prior year from higher sales of disability insurance, while Group Life and Health sales rose 5% from higher sales of stop-loss insurance. International individual insurance sales increased from US$4 million to US$9 million, while international annuity sales decreased from US$334 million to US$166 million, reflecting product de-risking actions.

Q2 2012 vs. Q2 2011 (year-to-date)
Reported net income was US$239 million for the first six months of 2012, compared to US$298 million for the same period last year. Restructuring and other related costs were US$10 million, compared to US$nil in the first six months of 2011. Operating net income was US$249 million for the six months ended June 30, 2012, compared to US$298 million for the same period in 2011. Net income in the first six months of 2012 reflected the negative impact of declining interest rates in Annuities and Individual Insurance, a revision to insurance contract liabilities related to Individual Insurance mortality projections and unfavourable morbidity experience in Employee Benefits Group. These losses were offset by equity market gains in Annuities, the favourable impact of investment activity on insurance contract liabilities in Individual Insurance, the positive impact from credit spread and swap spread movements in Annuities and Individual Insurance and net realized gains on the sale of AFS assets.

Net income for the first six months of 2011 reflected the favourable impact of interest rates and investment activity on insurance contract liabilities, partially offset by unfavourable equity market experience.

MFS Investment Management

	Quarterly results					Year to date	
(US$ millions)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11	**2012**	2011
Operating net income[(1)]	**67**	70	66	66	72	**137**	139
Operating adjustments:							
Fair value adjustments on share-based payment awards	**(1)**	(21)	(32)	4	(26)	**(22)**	(51)
Restructuring and other related costs	**-**	-	(4)	-	-	**-**	-
Common shareholders' net income (loss)	**66**	49	30	70	46	**115**	88
(C$ millions)							
Operating net income[(1)]	**68**	69	68	65	70	**137**	137
Operating adjustments:							
Fair value adjustments on share-based payment awards	**(1)**	(20)	(33)	4	(26)	**(21)**	(51)
Restructuring and other related costs	**-**	-	(4)	-	-	**-**	-

Common shareholders' net income (loss)	**67**	49	31	69	44	**116**	86
Pre-tax operating profit margin ratio[2]	**32%**	33%	32%	32%	34%	**32%**	33%
Average net assets (US$ billions)	**273.2**	270.1	249.5	257.4	274.0	**271.7**	269.1
AUM (US$ billions)[2]	**278.2**	284.8	253.2	236.5	274.7	**278.2**	274.7
Net sales (US$ billions)	**4.2**	5.9	1.7	(1.0)	2.9	**10.1**	4.7
Asset appreciation (depreciation) (US$ billions)	**(10.8)**	25.7	15.1	(37.3)	3.7	**14.9**	13.5
S&P 500 Index (daily average)	**1,350**	1,346	1,225	1,227	1,319	**1,348**	1,310
MSCI EAFE Index	**1,427**	1,516	1,420	1,531	1,710	**1,471**	1,705

[1] Operating net income is a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS and restructuring charges. See Use of Non-IFRS Financial Measures.

[2] Pre-tax operating profit margin ratio and AUM are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. Monthly information on AUM is provided by MFS on its Corporate Fact Sheet, which can be found in the "About MFS" link for U.S. individual investors from www.mfs.com.

Q2 2012 vs. Q2 2011

Reported net income in the second quarter of 2012 was C$67 million, compared to C$44 million for the same period last year. Fair value adjustments on share-based payment awards at MFS resulted in a reduction in reported net income of C$1 million in the second quarter of 2012, compared to a reduction of C$26 million in the same period last year. MFS had operating net income of C$68 million in the second quarter of 2012, compared to C$70 million in the second quarter of 2011. The weakening of the Canadian dollar relative to average exchange rates in the second quarter on 2012 increased operating net income at MFS by C$3 million.

In U.S. dollars, MFS had reported net income of US$66 million in the second quarter of 2012, compared to US$46 million in the second quarter of 2011. Fair value adjustments on share-based payment awards at MFS resulted in a reduction in reported net income of US$1 million in the second quarter of 2012, compared to a reduction of US$26 million in the same period last year. Operating net income was US$67 million in the second quarter of 2012, compared to US$72 million in the same period last year.

The decrease in operating net income from the second quarter of 2011 was primarily due to higher operating expenses, including increased occupancy costs. MFS's pre-tax operating profit margin ratio was 32% in the second quarter of 2012, down from 34% in the same period last year.

Total AUM as at June 30, 2012 were US$278.2 billion, compared to US$253.2 billion at December 31, 2011. The increase of US$25.0 billion was driven by gross sales of US$39.1 billion and asset appreciation of US$14.9 billion, partially offset by redemptions of US$29.0 billion. Gross sales of US$19.7 billion during the second quarter represented a new high for MFS. Retail fund performance remained strong with 88% and 87% of fund assets ranked in the top half of their respective Lipper categories based on 5-year and 10-year performance, respectively.

Q2 2012 vs. Q2 2011 (year-to-date)

Reported net income for the first six months of 2012 was US$115 million, compared to US$88 million for the first six months of 2011. The impact of fair value adjustments on share-based payment awards at MFS reduced reported net income by US$22 million in the first six months of 2012, compared to a reduction of US$51 million in the first six months of 2011. Operating net income was US$137 million for the first six months of 2012, largely unchanged from the same period last year as increased revenue from higher average net assets was offset by higher operating expenses, including increased occupancy costs.

SLF Asia

	Quarterly results					Year to date	
($ millions)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11	**2012**	2011
Operating net income[1]	**15**	29	44	26	30	**44**	74
Operating adjustments:							
Restructuring and other related costs	**-**	-	(6)	-	-	**-**	-
Common shareholders' net income	**15**	29	38	26	30	**44**	74
Operating ROE (%)	**3.2**	6.6	9.9	6.1	7.2	**4.9**	9.0

[1] Operating net income is a non-IFRS financial measure that excludes restructuring and other related costs recorded as a result of the acquisition of Grepalife Financial Inc. See Use of Non-IFRS Financial Measures. There have been no items that have given rise to differences between reported and operating net income in the quarterly and year-to-date results presented here.

Q2 2012 vs. Q2 2011

Net income was $15 million in the second quarter of 2012, compared to $30 million in the second quarter of 2011.

Net income in the second quarter of 2012 reflected the unfavourable impact of declining interest rates in Hong Kong and higher new business strain from increased sales levels in China. These items were partially offset by higher earnings in the Philippines and net realized gains on AFS assets. Net income in the second quarter of 2011 reflected business growth and reduced levels of new business strain in India as a result of lower sales relative to the year before and a change in product mix.

Individual life sales in the second quarter of 2012 fell marginally compared to the same period last year. Sales increases, measured in local currency, in the Philippines, China and Indonesia were offset by declines in other geographies. Sales were up 66% in the Philippines from agency expansion and the launch of Sun Life Grepa Financial in October 2011 and 26% in China, due to continued distribution growth.

During the second quarter of 2012, Sun Life Assurance entered into an agreement to form PVI Sun Life in Vietnam, a joint venture life insurance company with PVI Holdings. PVI Sun Life is scheduled to begin operations in the second half of 2012.

Q2 2012 vs. Q2 2011 (year-to-date)
Net income was $44 million for the first six months of 2012, compared to $74 million for the same period last year. Net income for the first six months of 2012 reflected the unfavourable impact of declining interest rates in Hong Kong and higher levels of new business strain from increased sales in China. Net income for the first six months of 2011 included business growth and investment gains in the Philippines.

Corporate

Corporate includes the results of our U.K. operations ("SLF U.K.") and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments.

	Quarterly results					Year to date	
($ millions)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11	**2012**	2011
Operating net income (loss)[1]							
SLF U.K.	**52**	26	71	(14)	56	**78**	99
Corporate Support	**(75)**	(70)	(75)	(85)	(59)	**(145)**	(166)
Total operating net income (loss)	**(23)**	(44)	(4)	(99)	(3)	**(67)**	(67)
Operating adjustments:							
Restructuring and other related costs:							
SLF U.K.	**-**	-	(3)	-	-	**-**	-
Corporate Support	**-**	-	(10)	-	-	**-**	-
Common shareholders' net income (loss)	**(23)**	(44)	(17)	(99)	(3)	**(67)**	(67)

[1] Operating net income (loss) is a non-IFRS financial measure and excludes restructuring and other related costs. See Use of Non-IFRS Financial Measures. There have been no items that have given rise to differences between reported and operating net income in the quarterly and year-to-date results presented here.

Q2 2012 vs. Q2 2011
The Corporate segment had a loss of $23 million in the second quarter of 2012, compared to a loss of $3 million in the second quarter of 2011.

SLF U.K. had net income of $52 million in the second quarter of 2012, compared to $56 million in the second quarter of 2011. Both periods were favourably impacted by investment activity and capital market experience on insurance contract liabilities, partially offset by investments required by regulatory initiatives such as Solvency II. Also reflected in the second quarter of 2012 were net realized gains on AFS assets, offset by credit related impacts. Net income for the second quarter of 2011 included various tax related items.

Corporate Support reported a loss of $75 million in the second quarter of 2012, compared to a loss of $59 million in the same period last year. The increased loss relative to the second quarter of 2011 reflects higher expenses and lower gains from foreign exchange.

Q2 2012 vs. Q2 2011 (year-to-date)
The loss in the Corporate segment was $67 million for the first six months of 2012, the same as for the same period last year.

Net income in SLF U.K. for the first six months of 2012 was $78 million, compared to $99 million for the first six months of 2011. Net income for the period ended June 30, 2012 reflected the unfavourable impact of credit related items, offset by reduced policy administration costs from revised outsourcing arrangements, the net favourable impact of investment activity and capital market experience on insurance contract liabilities and net realized gains on AFS assets. Net income for the first six months of 2011 included the net favourable impact of investment activity and capital market experience on insurance contract liabilities, as well as investment related gains and various tax related items, partially offset by increased investment in regulatory initiatives such as Solvency II.

In Corporate Support, the loss for the first six months of 2012 was $145 million, compared to a loss of $166 million in the first six months of 2011. The loss for the first six months of 2011 included foreign exchange losses due to the termination of a net hedging relationship.

Additional Financial Disclosure

Revenue

	Quarterly results					Year to date	
($ millions)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11	**2012**	2011
Premiums							
Gross	**3,197**	3,391	3,588	3,568	3,488	**6,588**	7,169
Ceded	**(1,267)**	(1,317)	(1,283)	(1,233)	(1,248)	**(2,584)**	(2,495)
Net premium revenue	**1,930**	2,074	2,305	2,335	2,240	**4,004**	4,674
Net investment income							
Interest and other investment income	**1,368**	1,183	1,182	1,498	1,260	**2,551**	2,375
Changes in fair value of Fair Value Through Profit and Loss ("FVTPL") assets and liabilities	**1,802**	(1,009)	1,257	2,827	781	**793**	573
Net gains (losses) on AFS assets	**79**	23	88	39	32	**102**	75
Fee income	**871**	869	883	807	844	**1,740**	1,663
Total revenue	**6,050**	3,140	5,715	7,506	5,157	**9,190**	9,360
Adjusted revenue[1]	**5,040**	4,963	4,968	5,338	4,992	**10,040**	10,052

[1] Adjusted revenue is a non-IFRS financial measure and excludes the impact of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada's Group Benefits operations and net premiums from the domestic variable annuity and individual insurance operations in SLF U.S. that closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenues were $6.1 billion for the second quarter of 2012, compared to $5.2 billion in the second quarter of 2011. Revenues increased primarily as a result of net gains in the fair value of FVTPL assets and liabilities. Adjusted revenue was $5.0 billion for the second quarter of 2012, up slightly from the same period last year.

Revenues of $9.2 billion for the six months ended June 30, 2012, were down $0.2 billion from revenues of $9.4 billion in the comparable period last year. The decrease was mainly attributable to lower net premium revenue from SLF U.S., partially offset by higher net investment income, including gains in the fair value of FVTPL assets and liabilities. Adjusted revenue of $10.0 billion for the six months ended June 30, 2012 was largely unchanged from the same period last year.

Premiums and Deposits

	Quarterly results					Year to date	
($ millions)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11	**2012**	2011
Premiums & Deposits							
Net premium revenue	**1,930**	2,074	2,305	2,335	2,240	**4,004**	4,674
Segregated fund deposits	**1,819**	2,113	2,912	2,298	2,406	**3,932**	4,972
Mutual fund sales	**12,060**	9,820	7,334	7,120	6,570	**21,880**	14,487
Managed fund sales	**7,999**	9,849	8,414	5,446	8,188	**17,848**	13,891
ASO premium & deposit equivalents	**1,380**	1,440	1,391	1,362	1,450	**2,820**	2,908
Total Premiums & Deposits	**25,188**	25,296	22,356	18,561	20,854	**50,484**	40,932
Adjusted Premiums & Deposits[1]	**25,117**	25,319	21,438	18,504	20,737	**50,814**	40,753

[1] Adjusted premiums and deposits is a non-IFRS financial measure that excludes the impact of foreign exchange, reinsurance for the insured business in SLF Canada's Group Benefits operations, and net premiums and deposits from the domestic variable annuity and individual insurance operations in SLF U.S. that closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Premiums and deposits were $25.2 billion for the quarter ended June 30, 2012, compared to $20.9 billion for the same period last year. Adjusted premiums and deposits of $25.1 billion in the second quarter of 2012 increased by $4.4 billion, primarily as a result of strong fund sales at MFS.

Premiums and deposits were $50.5 billion for the six months ended June 30, 2012, compared to $40.9 billion for the first six months of 2011. Adjusted premiums and deposits of $50.8 billion for the six months ended June 30, 2012 increased by $10.1 billion over the same period last year. Both increases were primarily due to higher MFS fund sales.

Net life, health and annuity premium revenues, which reflect gross premiums less amounts ceded to reinsurers, were $1.9 billion in the second quarter of 2012, compared to $2.2 billion in the second quarter of 2011. The decrease of $0.3 billion was primarily related to lower annuity premiums in both SLF U.S. and Group Retirement Services at SLF Canada. Net life, health and annuity premium revenues were $4.0 billion in the first half of 2012, compared to $4.7 billion in the first half of 2011, largely driven by lower life and annuity premiums at SLF U.S.

Segregated fund deposits were $1.8 billion in the second quarter of 2012, compared to $2.4 billion in the same period last year, primarily due to our decision to discontinue sales of domestic variable annuity products in SLF U.S. Segregated fund deposits were $3.9 billion for the six months of 2012, compared to $5.0 billion for the same period last year. The decrease was also largely attributable to the aforementioned decision to discontinue sales of domestic variable annuity products in SLF U.S.

Sales of mutual funds and managed funds were $20.1 billion in the second quarter of 2012, an increase of $5.3 billion over the second quarter of 2011, primarily as a result of higher MFS mutual fund sales. Mutual and managed fund sales were $39.7 billion for the first six months of 2012, compared to $28.4 billion for the same period last year, also largely due to higher MFS mutual and managed fund sales.

ASO premium and deposit equivalents of $1.4 billion in the second quarter of 2012 were mainly unchanged compared to the second quarter of 2011. ASO premium and deposit equivalents for the six months in 2012 were also largely unchanged compared to the first half of 2011.

Assets Under Management

AUM were $496.3 billion as at June 30, 2012, compared to $465.5 billion as at December 31, 2011 and $473.6 billion as at June 30, 2011. The $30.8 billion increase in AUM between December 31, 2011 and June 30, 2012 was driven by:

(i) positive market movements of mutual, managed and segregated funds totaling $17.2 billion;
(ii) net sales of mutual, managed and segregated funds of $12.0 billion; and
(iii) other business growth of $1.5 billion.

AUM increased $22.7 billion between June 30, 2011 and June 30, 2012. The increase in AUM related primarily to:

(i) an increase of $16.2 billion from the weakening of the Canadian dollar against foreign currencies;
(ii) net sales of mutual, managed and segregated funds of $10.2 billion; and
(iii) other business growth of $5.3 billion; partially offset by
(iv) unfavourable market movements of mutual, managed and segregated funds totaling $9.1 billion.

Changes in the Statement of Financial Position and Shareholders’ Equity

Total general fund assets were $132.2 billion as at June 30, 2012, compared to $129.8 billion as at December 31, 2011 and $121.6 billion as at June 30, 2011. The increase in general fund assets from December 31, 2011 was primarily due to business growth and gains in the values of FVTPL assets and liabilities.

Insurance contract liabilities of $97.9 billion as at June 30, 2012 increased by $1.5 billion compared to December 31, 2011. The increase was primarily driven by new policies, with some impact from changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity, including preferred share capital, was $16.3 billion as at June 30, 2012, compared to $15.7 billion as at December 31, 2011. The $0.6 billion increase in shareholders’ equity was primarily due to:

(i) shareholders’ net income of $798 million for the six months ended June 30, 2012, before preferred share dividends of $61 million;
(ii) net unrealized gain on AFS assets and cash flow hedges in other comprehensive income (“OCI”) of $95 million; and

(iii) proceeds of $134 million from the issuance of common shares through the Canadian Dividend Reinvestment Plan and $11 million from stock-based compensation; partially offset by
(iv) common share dividend payments of $425 million.

As at August 6, 2012, Sun Life Financial Inc. had 594.1 million common shares and 102.2 million preferred shares outstanding.

Cash Flows

	Quarterly results	
($ millions)	**Q2'12**	Q2'11
Net cash and cash equivalents, beginning of period	**4,115**	3,673
Cash flows provided by (used in):		
Operating activities	**1,664**	2,081
Investing activities	**(35)**	(9)
Financing activities	**(1,114)**	(328)
Changes due to fluctuations in exchange rates	**26**	(41)
Increase in cash and cash equivalents	**541**	1,703
Net cash and cash equivalents, end of period	**4,656**	5,376
Short-term securities, end of period	**3,492**	3,667
Net cash, cash equivalents and short-term securities	**8,148**	9,043

Net cash, cash equivalents and short-term securities were $8.1 billion at the end of the second quarter of 2012, compared to $9.0 billion at the end of the second quarter of 2011.

Cash provided by operating activities was $417 million lower in the second quarter of 2012 than the same period last year, primarily due to net sales of investments in the second quarter of 2011 and lower premiums from SLF U.S. Cash used in investing activities was $35 million in the second quarter of 2012, up $26 million from the second quarter of 2011. Cash used by financing activities was $1,114 million in the second quarter of 2012, compared to $328 million used in financing activities in the second quarter of 2011. This increase was primarily driven by the redemption of
$800 million 6.15% Subordinated Debentures in the second quarter of 2012.

Income Taxes

During the second quarter of 2012, we reported an income tax recovery of $84 million on a loss before taxes and non-controlling interest of $4 million. This compares to an income tax expense of $63 million in the second quarter of 2011 on income before taxes and non-controlling interest of $501 million.

Our effective tax rate is generally below the statutory income tax rate of 26.5% (28.0% in 2011) due to a sustainable stream of tax benefits, such as the benefit of lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items. In the second quarter of 2012, the income tax recovery of $84 million was driven by the impact of the pre-tax loss and our sustainable stream of tax benefits.

In the second quarter of 2011, our income tax expense benefited from various favourable tax impacts, predominantly arising from lower taxes on investment income and releases of amounts accrued due to the finalization of prior years' income tax returns.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

Historical financial results

($ millions, unless otherwise noted)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10
Operating net income (loss)	**59**	727	(221)	(572)	425	472	485	403
Adjustments to derive operating net income	**(8)**	(41)	(304)	(49)	(17)	(34)	19	13
Reported net income (loss)	**51**	686	(525)	(621)	408	438	504	416
Basic operating EPS ($)	**0.10**	1.24	(0.38)	(0.99)	0.74	0.82	0.85	0.71
Basic reported EPS ($)	**0.09**	1.17	(0.90)	(1.07)	0.71	0.76	0.88	0.73
Diluted operating EPS ($)	**0.10**	1.24	(0.38)	(0.99)	0.73	0.82	0.85	0.71
Diluted reported EPS ($)	**0.09**	1.15	(0.90)	(1.07)	0.68	0.73	0.84	0.70
Total revenue	**6,050**	3,140	5,715	7,506	5,157	4,203	4,271	7,671
Total AUM ($ billions)	**496**	494	466	459	474	469	465	455

First Quarter 2012
Operating net income of $727 million in the first quarter of 2012 benefited from higher equity markets and increased interest rates, the favourable impact of management actions and changes in assumptions and gains from increases in the value of real estate properties. These gains were partially offset by unfavourable morbidity experience in our Canadian group business.

Fourth Quarter 2011
The operating loss of $221 million in the fourth quarter of 2011 was impacted significantly by a change related to the valuation of our variable annuity and segregated fund insurance contract liabilities in which the expected future cost of the dynamic hedging program for variable annuity and segregated fund products is reflected in the liabilities. This resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS assets.

Third Quarter 2011
The operating loss of $572 million in the third quarter of 2011 was driven by reserve increases (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to actuarial methods and assumptions, which generally occur in the third quarter of each year, further reduced net income by $203 million. Updates to actuarial estimates and assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Second Quarter 2011
Operating net income of $425 million for the quarter ended June 30, 2011 reflected continued growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and positive credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

First Quarter 2011
Operating net income of $472 million for the quarter ended March 31, 2011 reflected continued growth in AUM, gains in the fair value of real estate classified as investment properties, the positive impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. These gains were partially offset by increased losses in the Corporate segment.

Fourth Quarter 2010
Operating net income of $485 million for the quarter ended December 31, 2010 was favourably impacted by improvements in equity markets and increased interest rates. This was partially offset by the impact of changes to actuarial estimates and assumptions related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Third Quarter 2010
Operating net income of $403 million in the third quarter of 2010 was favourably impacted by improved equity market conditions and assumption changes and management actions. We increased our mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by positive movement in interest rate swaps used for asset-liability management.

Review of Actuarial Methods and Assumptions and Management Actions
Management makes judgments involving assumptions and estimates relating to the Company's obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to the Company's financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of its products.

During the second quarter of 2012, the impact of actuarial method and assumption changes and management actions reduced net income by $44 million, principally due to a revision to insurance contract liabilities related to mortality projections at SLF U.S.

Changes to the Company's valuation assumptions related to experience updates are generally made in the third quarter. We cannot at this time reasonably estimate the aggregate impact of all assumption changes that will be made in the third quarter of 2012. There are a number of positive and negative impacts that together are expected to be negative, particularly in light of the challenging economic environment.

The Company may make changes throughout the year to reflect model refinements, changes in regulatory policies and actuarial standards and practices, as well as significant changes to product features.

Investments

We had total general fund invested assets of $118 billion as at June 30, 2012[4]. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 84.9% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties comprised 4.0% and 4.8% of the portfolio, respectively. The remaining 6.3% of the portfolio includes policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.

	June 30, 2012		December 31, 2011	
($ millions)	**Carrying value**	**% of total carrying value**	**Carrying value**	**% of total carrying value**
Cash, cash equivalents and short-term securities	**8,399**	**7.1%**	8,837	7.6%
Debt securities – FVTPL	**51,463**	**43.4%**	51,627	44.2%
Debt securities – AFS	**11,891**	**10.0%**	11,303	9.7%
Equity securities – FVTPL	**3,878**	**3.3%**	3,731	3.2%
Equity securities – AFS	**824**	**0.7%**	839	0.7%
Mortgages and loans	**28,868**	**24.4%**	27,755	23.8%
Derivative assets	**2,720**	**2.3%**	2,632	2.3%
Policy loans	**3,287**	**2.8%**	3,276	2.8%
Investment properties	**5,684**	**4.8%**	5,313	4.5%
Other invested assets	**1,448**	**1.2%**	1,348	1.2%
Total invested assets	**118,462**	**100.0%**	116,661	100.0%

Debt Securities

As at June 30, 2012, we held $63 billion of debt securities, which constituted 53% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 67% of the total debt securities as at June 30, 2012, compared to 68% as at December 31, 2011. Debt securities rated "BBB" or higher represented 97% of total debt securities as at June 30, 2012, consistent with December 31, 2011.

Included in the $63 billion of debt securities were $7.7 billion of non-public debt securities, which constituted 12.2% of our total debt securities, compared with $7.4 billion, or 11.8%, as at December 31, 2011. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 67% of our total debt securities as at June 30, 2012, compared to 66% as at December 31, 2011. Total government issued or guaranteed debt securities as at June 30, 2012 were $20.7 billion, compared to $21.5 billion as at December 31, 2011. Debt securities issued by the U.S. Government and other U.S. agencies were $3.0 billion as at June 30, 2012. As outlined in the table below, we have an immaterial amount of direct exposure to eurozone sovereign credits.

[4] The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Debt securities of governments and financial institutions by geography

($ millions)	June 30, 2012 Government issued or guaranteed	June 30, 2012 Financials	December 31, 2011 Government issued or guaranteed	December 31, 2011 Financials
Canada	**12,658**	**1,593**	13,051	1,607
United States	**3,042**	**5,791**	3,092	6,298
United Kingdom	**2,235**	**1,413**	2,533	1,245
Eurozone				
France	**25**	**129**	25	101
Germany	**171**	**30**	180	28
Greece	**-**	**-**	-	-
Ireland	**-**	**-**	-	-
Italy	**-**	**9**	-	21
Netherlands	**2**	**351**	4	311
Portugal	**-**	**-**	-	-
Spain	**-**	**48**	3	55
Residual eurozone	**2**	**178**	2	170
Other	**2,562**	**1,447**	2,605	1,547
Total	**20,697**	**10,989**	21,495	11,383

Our gross unrealized losses as at June 30, 2012 for FVTPL and AFS debt securities were $0.8 billion and $0.1 billion, respectively, compared with $1.0 billion and $0.1 billion, respectively, as at December 31, 2011. Gross unrealized losses as at June 30, 2012 included $0.1 billion related to eurozone sovereign and financial debt securities.

Our debt securities as at June 30, 2012 included $11.0 billion in the financial sector, representing approximately 17.3% of our total debt securities, or 9.3% of our total invested assets. This compares to $11.4 billion, or 18.1%, of the debt security portfolio, as at December 31, 2011. The $0.4 billion decrease in the value of financial sector debt securities holdings was primarily due to reductions in our exposure to U.S. credits[5].

Asset-backed Securities

Our debt securities as at June 30, 2012 included $3.7 billion of asset-backed securities reported at fair value, representing approximately 5.9% of our debt securities, or 3.2% of our total invested assets. This was $14 million higher than the level reported as at December 31, 2011. The credit quality of our asset-backed securities remained relatively stable for the first six months. There were no changes to the lifetime expected losses for these assets, and any changes in the asset quality of the portfolio were substantially offset by previously established actuarial reserves.

Asset-backed securities

($ millions)	June 30, 2012 Amortized cost	June 30, 2012 Fair value	June 30, 2012 BBB and higher	December 31, 2011 Amortized cost	December 31, 2011 Fair value	December 31, 2011 BBB and higher
Commercial mortgage-backed securities	**1,677**	**1,646**	**85.1%**	1,703	1,662	85.0%
Residential mortgage-backed securities						
Agency	**540**	**568**	**100.0%**	510	538	100.0%
Non-agency	**704**	**574**	**39.0%**	771	602	47.4%
Collateralized debt obligations	**119**	**106**	**16.3%**	127	99	20.3%
Other[1]	**951**	**853**	**85.2%**	935	833	84.8%
Total	**3,991**	**3,747**	**78.4%**	4,046	3,734	79.4%

[1] Other includes sub-prime, a portion of the Company's exposure to Alternative-A and other asset-backed securities.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our asset-backed securities. In addition, foreclosure proceedings and the sale of foreclosed homes have been delayed as a result of the large inventory of such properties. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude. Additional information on our asset-backed securities can be found in our 2011 annual MD&A.

[5] Our exposure to debt securities (which includes governments and corporate debt securities) to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at June 30, 2012 with the exception of the following countries where we have business operations: Canada, the United States and the United Kingdom.

Mortgages and Loans

As at June 30, 2012, we had a total of $28.9 billion in mortgages and loans. Loans, which consist primarily of private debt securities, were $15.5 billion. Our mortgage portfolio, which consists almost entirely of first mortgages, was $13.3 billion. The carrying value of mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of the property, while for corporate loans it is based on the country of the creditor's parent.

Mortgages and loans by geography

	June 30, 2012			December 31, 2011		
($ millions)	**Mortgages**	**Loans**	**Total**	Mortgages	Loans	Total
Canada	**7,570**	**9,776**	**17,346**	7,500	9,154	16,654
United States	**5,739**	**3,288**	**9,027**	5,831	3,135	8,966
United Kingdom	**23**	**427**	**450**	24	253	277
Other	**-**	**2,045**	**2,045**	-	1,858	1,858
Total	**13,332**	**15,536**	**28,868**	13,355	14,400	27,755

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets continue to struggle. As a result of pent up demand for distressed assets and limited investment opportunities, loan sale prices are approaching the value of the underlying collateral. In the second quarter, we capitalized on this market imbalance and disposed of many of our highly distressed loans. However, we expect to continue to face headwinds as a result of anemic tenant demand, as office tenants are utilizing less space for more employees and large box retail spaces are proving to be problematic to backfill. A prolonged increase in real estate demand will be dependent upon job creation, which continues to lag.

The distribution of mortgages and loans by credit quality as at June 30, 2012 and December 31, 2011 is set out in the following tables. As at June 30, 2012, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13.1 billion, spread across approximately 3,400 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2011. The Canada Mortgage and Housing Corporation insures 22% of the Canadian commercial mortgage portfolio.

Mortgages and loans past due or impaired

	June 30, 2012					
	Gross carrying value			**Allowance for losses**		
($ millions)	**Mortgages**	**Loans**	**Total**	**Mortgages**	**Loans**	**Total**
Not past due	**13,090**	**15,507**	**28,597**	**-**	**-**	**-**
Past due:						
Past due less than 90 days	**3**	**-**	**3**	**-**	**-**	**-**
Past due 90 to 179 days	**-**	**-**	**-**	**-**	**-**	**-**
Past due 180 days or more	**-**	**-**	**-**	**-**	**-**	**-**
Impaired	**358**	**47**	**405**	**119**[(1)]	**18**	**137**
Total	**13,451**	**15,554**	**29,005**	**119**	**18**	**137**

	December 31, 2011					
	Gross carrying value			Allowance for losses		
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	13,001	14,358	27,359	-	-	-
Past due:						
Past due less than 90 days	10	-	10	-	-	-
Past due 90 to 179 days	-	-	-	-	-	-
Past due 180 days or more	-	-	-	-	-	-
Impaired	540	69	609	196[(1)]	27	223
Total	13,551	14,427	27,978	196	27	223

[(1)] Includes $66 million of sectoral provisions as at June 30, 2012 and $68 million of sectoral provisions as at December 31, 2011.

Net impaired assets for mortgages and loans, net of allowances for losses, amounted to $268 million as at June 30, 2012, $118 million lower than the December 31, 2011 level for these assets. The gross carrying value of impaired mortgages decreased by $182 million to $358 million as at June 30, 2012. The majority of this net decrease is due to the sale of impaired mortgages, partially offset by an increase in mortgages where a specific provision was recorded, including the impact of mortgages that have been restructured in the period. The allowance for losses related to mortgages fell to $119 million at June 30, 2012 from $196 million as at December 31, 2011. This reduction is related to the sale of impaired mortgages and a release of specific provisions for assets that have been restructured in the period, offset by the addition of new provisions on specific mortgages. The sectoral provision related to mortgages included in the allowance decreased by $2 million to $66 million. Approximately 93% of the impaired mortgage loans are in the United States.

We have provided $3,240 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at June 30, 2012, which decreased from our December 31, 2011 level of $3,376 million, primarily as a result of the release of provisions on asset-backed securities and market movements. To the extent that an asset is written off, or disposed of, any amount set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $3,240 million for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments

($ millions)	**June 30, 2012**	December 31, 2011
Net fair value	**1,576**	1,573
Total notional amount	**57,361**	50,859
Credit equivalent amount	**971**	1,026
Risk-weighted credit equivalent amount	**8**	8

The total notional amount of derivatives in our portfolio increased to $57.4 billion as at June 30, 2012, from $50.9 billion at the end of 2011. This increase is primarily due to interest rate option contracts purchased, primarily swaptions, for the purpose of economically hedging against interest rate risk, disintermediation risk and to improve the matching of our assets and our liabilities. The change in notional derivatives for the first six months of 2012 also included an increase in interest rate swaps. The net fair value was $1.6 billion as at June 30, 2012, unchanged from the 2011 year-end amount.

Capital Management

Our capital base consists mainly of common shareholders' equity, preferred shareholders' equity and subordinated debt. As at June 30, 2012, our total capital was $19.7 billion, up from $19.2 billion as at December 31, 2011. The increase in total capital was primarily the result of common shareholders' net income of $737 million, partially offset by common shareholders' dividends (net of the dividend reinvestment and share repurchase plan) of $291 million.

Sun Life Assurance's MCCSR ratio was 210% as at June 30, 2012, compared to 211% as at December 31, 2011. The MCCSR ratio decreased primarily as a result of business growth, the phase-in impact of the conversion to IFRS, the impact of unfavourable markets and capital redemption, partially offset by net income (net of dividends) and capital transfers from Sun Life Financial Inc. During the quarter, Sun Life Financial Inc. injected $1,050 million of capital into Sun Life Assurance and Sun Life Assurance redeemed $800 million of subordinated debentures.

The Office of the Superintendent of Financial Institutions, Canada ("OSFI") recently released for public consultation the draft MCCSR Guideline effective for 2013. The draft includes changes on four key items: (i) the impact of the change in accounting for defined benefit pension plans (IAS 19); (ii) the impact of the change in accounting for joint ventures (IFRS 11); (iii) the treatment of group policies where there is a sharing of risk with policyholders; and (iv) the change in interest rate environment (C-3) risk requirements for U.S. pass-through mortgage-backed securities and collateralized mortgage obligations. In relation to draft guideline changes for defined benefit plans, the actual impact will be based on the balances as at December 31, 2012. Using the year-end 2011 balances as an estimate, Sun Life Assurance's MCCSR available capital would be reduced by approximately $130 million, resulting in a 3 percentage point decrease to MCCSR ratio, of which a significant portion could be phased-in over a two-year period starting January 1, 2013. Other draft changes are not expected to have a material impact on Sun Life Assurance's MCCSR ratio.

OSFI is considering a number of changes to the insurance company capital rules, including new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and that would update OSFI's regulatory guidance for non-operating insurance companies acting as holding companies, such as Sun Life Financial Inc. In relation to the guidance for holding companies, OSFI has indicated that it expects to further develop and apply MCCSR and Internal Target Capital Ratio guidelines to holding companies by 2016. OSFI is also reviewing the use of internally modeled capital requirements for variable annuity and segregated fund guarantees. In addition, OSFI is reviewing the alignment of some insurance regulations with certain elements of changes made to banks' regulatory framework under the new Basel III Capital

Accord. The outcome of these initiatives is uncertain and may impact our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Risk Management

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our financial statements and flow through net income.

The market value of our fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS and held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is dependent upon the initial unrealized gain (loss) or OCI position at the start of the period and the change in market values during the period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the second quarter of 2012, we realized $79 million (pre-tax) in net gains on the sale of AFS assets. At June 30, 2012, the net unrealized gains or OCI position on AFS fixed income and equity assets (after-tax) was $353 million and $59 million, respectively.

The following tables set out the estimated immediate impact or sensitivity of our net income, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at June 30, 2012 and December 31, 2011.

Interest rate and equity market sensitivities

As at June 30, 2012

	Net income ($ millions)[3]	Increase/(decrease) in after-tax OCI ($ millions)[4]	MCCSR[5]
Changes in interest rates[1]			
50 basis point increase	**$200**	**$(200)**	Approximate 2 percentage point increase
50 basis point decrease	**$(250)**	**$200**	Approximate 3 percentage point decrease
100 basis point increase	**$350**	**$(400)**	Approximate 4 percentage point increase
100 basis point decrease	**$(550)**	**$400**	Approximate 6 percentage point decrease
Changes in equity markets[2]			
10% increase	**$100**	**$50**	Approximate 3 percentage point increase
10% decrease	**$(150)**	**$(50)**	Approximate 3 percentage point decrease
25% increase	**$200**	**$150**	Approximate 6 percentage point increase
25% decrease	**$(400)**	**$(150)**	Approximate 7 percentage point decrease

As at December 31, 2011

	Net income ($ millions)[3]	Increase/(decrease) in after-tax OCI ($ millions)[4]	MCCSR[5]
Changes in interest rates[1]			
50 basis point increase	$250	$(150)	Approximate 3 percentage point increase

50 basis point decrease	$(300)	$200	Approximate 3 percentage point decrease
100 basis point increase	$500	$(350)	Approximate 7 percentage point increase
100 basis point decrease	$(700)	$350	Approximate 9 percentage point decrease
Changes in equity markets[2]			
10% increase	$100	$50	Approximate 3 percentage point increase
10% decrease	$(150)	$(50)	Approximate 2 percentage point decrease
25% increase	$200	$150	Approximate 4 percentage point increase
25% decrease	$(350)	$(150)	Approximate 6 percentage point decrease

[1] Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2012 and December 31, 2011, respectively. Variations in realized yields based on different terms to maturity, geographies, asset class types, credit and swap spreads and ratings may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
[2] Represents the respective change across all equity markets as at June 30, 2012 and December 31, 2011, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
[3] The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at June 30, 2012 and December 31, 2011, respectively, and include new business added and product changes implemented during the period.
[4] A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.
[5] The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at June 30, 2012 and December 31, 2011, respectively. This excludes the impact on assets and liabilities that are included in Sun Life Financial, but not included in Sun Life Assurance.

Credit Spread and Swap Spread Sensitivities

We have estimated the impact on shareholder net income attributable to specified instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets. The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions.

As of June 30, 2012 we estimate that an increase of 50 basis points in credit spread levels would increase net income by approximately $100 million and a decrease of 50 basis points in credit spread levels would decrease net income by approximately $100 million. In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

As of June 30, 2012 we estimate that a 20 basis point change in swap spread levels would change our net income by approximately $25 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with any asset positions held in segregated and variable annuity funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section “additional cautionary language and key assumptions related to sensitivities” for important additional information regarding these estimates.

Variable Annuity and Segregated Fund Guarantees

Approximately 75% of our expected sensitivity to equity market risk and 20% of our expected sensitivity to interest rate risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impact on net income and capital.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

	June 30, 2012			
($ millions)	**Fund value**	**Amount at risk**[1]	**Value of guarantees**[2]	**Insurance contract liabilities**[3]
SLF Canada	**12,123**	**620**	**11,788**	**589**
SLF U.S.	**24,551**	**2,860**	**26,337**	**1,944**
Run-off reinsurance[4]	**2,598**	**618**	**2,219**	**523**
Total	**39,272**	**4,098**	**40,344**	**3,056**

	December 31, 2011[5]			
($ millions)	Fund value	Amount at risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	11,823	769	11,704	655
SLF U.S.	24,692	3,123	26,914	1,997
Run-off reinsurance[4]	2,542	642	2,267	536
Total	39,057	4,534	40,885	3,188

[1] The "amount at risk" represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

[2] For guaranteed lifetime withdrawal benefits, the "value of guarantees" is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

[3] The "insurance contract liabilities" represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with valuation standards.

[4] The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance, which is included in the Corporate business segment.

[5] Fund value and value of guarantees for SLF U.S. as at December 31, 2011 have been restated to reflect a change in methodology adopted in 2012.

The movement of the items in the table above from December 31, 2011 to June 30, 2012 was primarily as a result of the following factors:

(i) fund values increased due to favourable equity market movements;
(ii) the amount at risk decreased due to favourable equity market movements;
(iii) the value of guarantees decreased due to the natural run-off of the block net of new business written; and
(iv) insurance contract liabilities decreased due to favourable equity market movements, partially offset by lower interest rates.

Variable Annuity and Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the interest rate and equity market-related volatility in the cost of providing for variable annuity and segregated fund guarantees. As at June 30, 2012, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts as at June 30, 2012.

Impact of variable annuity and segregated fund hedging

($ millions)	**Changes in interest rates**[2]		**Changes in equity markets**[3]	
Net income sensitivity[1]	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(550)	(1,150)	(550)	(1,550)
Hedging impact	500	1,050	450	1,250
Net of hedging	(50)	(100)	(100)	(300)

[1] Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

[2] Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2012. Variations in realized yields based on different terms to maturity, geographies, asset class types, credit and swap spreads and ratings may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[3] Represents the change across all equity markets as at June 30, 2012. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease net income by approximately $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase net income by $150 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking statements. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impact on goodwill impairment or the current valuation allowance on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2011 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2012 and December 31, 2011. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2012 and December 31, 2011, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our 2011 Consolidated Financial Statements, MD&A and AIF.

Amendments to International Financial Reporting Standards Issued in 2012

In May 2012, the IASB issued *Annual Improvements 2009-2011 Cycle*, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact the adoption of these amendments may have on our Consolidated Financial Statements.

In June 2012, the IASB issued *Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance* (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 *Consolidated Financial Statements* (“IFRS 10”) and provide transitional relief for IFRS 10, IFRS 11 *Joint Arrangements* (“IFRS 11”) and IFRS 12 *Disclosure of Interests in Other Entities* (“IFRS 12”) by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative periods from IFRS 12. The effective date of these amendments is January 1, 2013, consistent with IFRS 10, 11 and 12 and we will consider the implications of these amendments when we adopt those standards.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period beginning on April 1, 2012 and ended on June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports.

Operating net income (loss) and financial information based on operating net income (loss), such as operating EPS and operating ROE, are non-IFRS financial measures. Operating net income (loss) excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities under IFRS.

Operating net income excluding the net impact of market factors is a non-IFRS financial measure that removes certain market-related factors that create volatility in our results under IFRS in order to assist shareholders in better understanding our underlying net income. Operating net income excluding the net impact of market factors adjusts operating net income (loss) for: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the impact of changes in actuarial assumptions driven by capital market movements.

The following tables set out the amounts that were excluded from our operating net income (loss), operating net income (loss) excluding the net impact of market factors, operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS.

Reconciliation of net income to operating net income and operating net income excluding the net impact of market factors

	IFRS							
($ millions, unless otherwise noted)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10
Net income	**51**	686	(525)	(621)	408	438	504	416
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	**(5)**	(12)	50	(53)	9	(9)	43	37
Fair value adjustments on share-based payment awards at MFS	**(1)**	(20)	(33)	4	(26)	(25)	(24)	(24)
Restructuring and other related costs	**(2)**	(9)	(55)	-	-	-	-	-
Goodwill and intangible asset impairment charges	**-**	-	(266)	-	-	-	-	-
Operating net income (loss)	**59**	727	(221)	(572)	425	472	485	403
Net interest rate impact	**(196)**	95	n/a	n/a	n/a	n/a	n/a	n/a
Net equity market impact	**(131)**	253	n/a	n/a	n/a	n/a	n/a	n/a
Net gains from changes in the fair value of real estate	**7**	22	n/a	n/a	n/a	n/a	n/a	n/a
Actuarial assumption changes driven by changes in capital market movements	**-**	-	n/a	n/a	n/a	n/a	n/a	n/a
Operating net income (loss) excluding the net impact of market factors	**379**	357	n/a	n/a	n/a	n/a	n/a	n/a
Reported EPS (diluted) ($)	**0.09**	1.15	(0.90)	(1.07)	0.68	0.73	0.84	0.70
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	**(0.01)**	(0.02)	0.09	(0.09)	0.02	(0.02)	0.08	0.06
Fair value adjustments on share-based payment awards at MFS	**-**	(0.03)	(0.06)	0.01	(0.04)	(0.04)	(0.04)	(0.04)
Restructuring and other related costs	**-**	(0.02)	(0.09)	-	-	-	-	-
Goodwill and intangible asset impairment charges	**-**	-	(0.46)	-	-	-	-	-
Impact of convertible securities on diluted EPS	**-**	(0.02)	-	-	(0.03)	(0.03)	(0.05)	(0.03)
Operating EPS (diluted)	**0.10**	1.24	(0.38)	(0.99)	0.73	0.82	0.85	0.71
Reported ROE (annualized)	**1.5%**	20.4%	(15.3)%	(17.4)%	11.5%	12.5%	14.4%	12.0%
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	**(0.1)%**	(0.4)%	1.5%	(1.5)%	0.3%	(0.3)%	1.2%	1.1%
Fair value adjustments on share-based payment awards at MFS	**-**	(0.6)%	(1.0)%	0.1%	(0.8)%	(0.7)%	(0.7)%	(0.7)%

Restructuring and other related costs	**(0.1)%**	(0.2)%	(1.5)%	-	-	-	-	-
Goodwill and intangible asset impairment charges	**-**	-	(7.8)%	-	-	-	-	-
Operating ROE (annualized)	**1.7%**	21.6%	(6.5)%	(16.0)%	12.0%	13.5%	13.9%	11.6%

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) foreign exchange; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada's Group Benefits operations; and (iv) net premiums from the domestic variable annuity and individual insurance operations in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11
Revenues	**6,050**	3,140	5,715	7,506	5,157
Adjustments					
Foreign exchange	**93**	67	111	21	-
Fair value changes in FVTPL assets and liabilities	**1,802**	(1,009)	1,257	2,827	781
Reinsurance in SLF Canada's Group Benefits operations	**(1,064)**	(1,087)	(1,039)	(1,027)	(1,028)
Net premiums from domestic variable annuity and individual insurance operations in SLF U.S.	**179**	206	418	347	412
Adjusted revenue	**5,040**	4,963	4,968	5,338	4,992

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) foreign exchange; (ii) reinsurance for the insured business in SLF Canada's Group Benefits operations; and (iii) net premiums and deposits from the domestic variable annuity and individual insurance operations in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	**Q2'12**	Q1'12	Q4'11	Q3'11	Q2'11
Premiums and deposits	**25,188**	25,296	22,356	18,561	20,854
Adjustments					
Foreign exchange	**890**	699	899	145	-
Reinsurance in SLF Canada's Group Benefits operations	**(1,064)**	(1,087)	(1,039)	(1,027)	(1,028)
Net premiums from domestic variable annuity and individual insurance operations in SLF U.S.	**179**	206	418	347	412
Deposits from domestic variable annuity and individual insurance operations in SLF U.S.	**66**	159	640	592	733
Adjusted premiums and deposits	**25,117**	25,319	21,438	18,504	20,737

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

MCCSR market sensitivities. Our MCCSR market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS:

(i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales and total premiums and deposits;
(ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration;
(iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and

(iv) management actions and changes in assumptions is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Forward-Looking Statements

Certain statements in this document, including those relating to our strategies and statements, (i) that are predictive in nature, (ii) that depend upon or refer to future events or conditions, and (iii) that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of Sun Life Financial. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Impact of the Low Interest Rate Environment, Review of Actuarial Methods and Assumptions and Management Actions and Capital Management, in Sun Life Financial Inc.’s annual MD&A under Critical Accounting Policies and Estimates and Risk Management and in Sun Life Financial Inc.’s AIF under Risk Factors and the factors detailed in Sun Life Financial Inc.’s other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, economic uncertainty; market conditions that affect the Company’s capital position or its ability to raise capital; changes or volatility in interest rates or credit/swap spreads; the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; risks in implementing business strategies; risk management; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; downgrades in financial strength or credit ratings; the ability to attract and retain employees; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; dependence on third-party relationships including outsourcing arrangements; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; breaches or failure of information system security and privacy, including cyber terrorism; business continuity risks; risks relating to financial modelling errors; risks relating to real estate investments; risks relating to estimates and judgements used in calculating taxes; the impact of mergers and acquisitions; risks relating to operations in Asia including the Company’s joint ventures; the impact of competition; fluctuations in foreign currency exchange rate; risks relating to the closed block of business; risks relating to the environment, environmental laws and regulations and third-party policies; and the availability, cost and effectiveness of reinsurance.

Earnings Conference Call

The Company’s second quarter 2012 financial results will be reviewed at a conference call on Thursday, August 9, 2012, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q2 results from the “Investors” section on the home page 10 minutes prior to the start of the presentation. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. The webcast and presentation will be archived and made available on the Company’s website, www.sunlife.com, following the call. The conference call can also be accessed by phone by dialing 416 644-3415 (Toronto) or 1 877 974-0445 (Canada/U.S.).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2012, the Sun Life Financial group of companies had total AUM of $496 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Consolidated Statements of Operations

(unaudited, in millions of Canadian dollars except for per share amounts)	For the three months ended		For the six months ended	
	June 30, 2012	June 30, 2011	**June 30, 2012**	June 30, 2011
Revenue				
Premiums:				
Gross	**$ 3,197**	$ 3,488	**$ 6,588**	$ 7,169
Less: Ceded	**1,267**	1,248	**2,584**	2,495
Net	**1,930**	2,240	**4,004**	4,674
Net investment income (loss):				
Interest and other investment income	**1,368**	1,260	**2,551**	2,375
Changes in fair value through profit or loss assets and liabilities	**1,802**	781	**793**	573
Net gains (losses) on available-for-sale assets	**79**	32	**102**	75
Net investment income (loss)	**3,249**	2,073	**3,446**	3,023
Fee income	**871**	844	**1,740**	1,663
Total revenue	**6,050**	5,157	**9,190**	9,360
Benefits and expenses				
Gross claims and benefits paid	**3,255**	3,153	**6,538**	6,573
Increase (decrease) in insurance contract liabilities	**2,605**	1,014	**1,442**	837
Decrease (increase) in reinsurance assets	**35**	4	**(165)**	(53)
Increase (decrease) in investment contract liabilities	**(1)**	29	**16**	(2)
Reinsurance expenses (recoveries)	**(1,217)**	(1,132)	**(2,432)**	(2,279)
Commissions	**363**	385	**710**	799
Net transfers to (from) segregated funds	**29**	154	**149**	362
Operating expenses	**833**	878	**1,704**	1,760
Premium taxes	**57**	59	**121**	117
Interest expense	**95**	112	**184**	218
Total benefits and expenses	**6,054**	4,656	**8,267**	8,332
Income (loss) before income taxes	**(4)**	501	**923**	1,028
Less: Income tax expense (benefit)	**(84)**	63	**124**	121
Total net income (loss)	**80**	438	**799**	907
Less: Net income (loss) attributable to participating policyholders	**(1)**	3	**1**	7
Less: Net income (loss) attributable to non-controlling interests	**-**	3	**-**	6
Shareholders' net income (loss)	**81**	432	**798**	894
Less: Preferred shareholders' dividends	**30**	24	**61**	48
Common shareholders' net income (loss)	**$ 51**	$ 408	**$ 737**	$ 846
Earnings (loss) per share				
Basic	**$ 0.09**	$ 0.71	**$ 1.25**	$ 1.47
Diluted	**$ 0.09**	$ 0.68	**$ 1.24**	$ 1.41

Consolidated Statements of Financial Position

(unaudited, in millions of Canadian dollars)	As at June 30, 2012	December 31, 2011	June 30, 2011
Assets			
Cash, cash equivalents and short-term securities	**$ 8,399**	$ 8,837	$ 9,165
Debt securities	**63,354**	62,930	57,928
Equity securities	**4,702**	4,570	4,512
Mortgages and loans	**28,868**	27,755	26,170
Derivative assets	**2,720**	2,632	1,496
Other invested assets	**1,448**	1,348	1,232
Policy loans	**3,287**	3,276	3,150
Investment properties	**5,684**	5,313	4,797
Invested assets	**118,462**	116,661	108,450
Other assets	**3,157**	2,885	2,877
Reinsurance assets	**3,478**	3,277	3,827
Deferred tax assets	**1,663**	1,648	939
Property and equipment	**587**	546	492
Intangible assets	**888**	885	875
Goodwill	**3,940**	3,942	4,158
Total general fund assets	**132,175**	129,844	121,618
Investments for account of segregated fund holders	**90,160**	88,183	89,116
Total assets	**$ 222,335**	$ 218,027	$ 210,734
Liabilities and equity			
Liabilities			
Insurance contract liabilities	**$ 97,914**	$ 96,374	$ 87,557
Investment contract liabilities	**3,141**	3,073	4,129
Derivative liabilities	**1,144**	1,059	694
Deferred tax liabilities	**4**	7	4
Other liabilities	**8,102**	8,011	6,316
Senior debentures	**2,149**	2,149	2,151
Innovative capital instruments	**695**	695	1,644
Subordinated debt	**2,743**	2,746	2,738
Total general fund liabilities	**115,892**	114,114	105,233
Insurance contracts for account of segregated fund holders	**84,490**	82,650	83,243
Investment contracts for account of segregated fund holders	**5,670**	5,533	5,873
Total liabilities	**$ 206,052**	$ 202,297	$ 194,349
Equity			
Issued share capital and contributed surplus	**$ 10,485**	$ 10,340	$ 9,695
Retained earnings and accumulated other comprehensive income	**5,798**	5,390	6,673
Non-controlling interests	**-**	-	17
Total equity	**$ 16,283**	$ 15,730	$ 16,385
Total equity and liabilities	**$ 222,335**	$ 218,027	$ 210,734

Media Relations Contact:
Frank Switzer
Vice-President, Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President, Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

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